UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 62) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,703,759 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 50,703,759 (1)
	10.	Shared Dispositive Power 99,701,405 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,405,164 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.2% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)	Includes 32,558,337 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,813,200 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,813,200 (1)
	10.	Shared Dispositive Power 41,186,800 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)	Includes 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,124
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,124
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,124
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,341
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 193,341
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,047,224 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,047,224 (1)
	10.	Shared Dispositive Power 99,701,405 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,748,629 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.3% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)	Includes 32,558,337 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,047,224 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,047,224 (1)
	10.	Shared Dispositive Power 99,701,405 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,748,629 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.3% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)	Includes 32,558,337 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,186,800 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 41,186,800 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,186,800 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,748,629 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,047,224 (1)
	10.	Shared Dispositive Power 99,701,405 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,748,629 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)	Includes 32,558,337 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)	Based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

This Amendment No. 62 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), JPP II, LLC, a Delaware limited liability company (“JPP II”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), JPP, LLC, a Delaware limited liability company (“JPP”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by Partners, JPP II, SPE I, SPE Master I, RBS, ESL, JPP and Edward S. Lampert, by furnishing the information set forth below. Partners, JPP II, SPE I, SPE Master I, RBS, ESL, JPP and Mr. Lampert are collectively defined as the “Reporting Persons”.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Director and Officers”). Other than the ESL Director and Officers, there are no persons or corporations controlling or ultimately in control of ESL.”

Item 2(c) is hereby amended and restated in its entirety as follows:

“(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities and other financial instruments for investment purposes. Partners is the sole member of JPP II. RBS is the general partner of Partners, SPE I and SPE Master I. ESL is the general partner of RBS. Mr. Lampert is the sole member of JPP and the Chairman, Chief Executive Officer and Director of ESL. Mr. Lampert is also a limited partner of RBS. Mr. Lampert is also Chairman of the Board of Directors and Chief Executive Officer of Holdings. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.”

Item 2(f) is hereby amended and restated in its entirety as follows:

“(f) Partners, JPP II, SPE I, SPE Master I, RBS, ESL and JPP are organized under the laws of the State of Delaware. Mr. Lampert is a United States citizen.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“On March 20, 2018, in connection with the completion of the Exchange Offers, certain of the Reporting Persons tendered all of their 2019 Notes and 2018 Notes in exchange for a like principal amount of 8% Senior Unsecured Convertible PIK Toggle Notes due 2019 issued by Holdings (“Senior Unsecured Convertible PIK Toggle Notes”) and 6 5/8% Senior Secured Convertible PIK Toggle Notes due 2019 issued by Holdings (“Senior Secured Convertible PIK Toggle Notes”), respectively. The Senior Unsecured Convertible PIK Toggle Notes are convertible at the option of an eligible holder into shares of Holdings Common Stock at the conversion price of 120 shares of Holdings Common Stock per $1,000 in principal amount of such Senior Unsecured Convertible PIK Toggle Notes, or approximately $8.33 per share of Holdings Common Stock, with interest on such Senior Unsecured Convertible PIK Toggle Notes to be payable in-kind, at Holdings’ option, by increasing the principal amount of the Senior Unsecured Convertible PIK Toggle Notes. The Senior Secured PIK Toggle Notes are convertible at the option of an eligible holder into shares of Holdings Common Stock at the conversion price of 200 shares of Holdings Common

Stock per $1,000 in principal amount of such Senior Secured PIK Toggle Notes, or $5.00 per share of Holdings Common Stock, with interest on such Senior Secured Convertible PIK Toggle Notes to be payable in-kind, at Holdings’ option, by increasing the principal amount of the Senior Secured Convertible PIK Toggle Notes. Though the Senior Unsecured Convertible PIK Toggle Notes and the Senior Secured PIK Toggle Notes are optionally convertible by the holders thereof, they are mandatorily convertible at Holdings’ option within 30 days following the end of any period of 30 consecutive trading days, ending on or after July 2, 2018, during which the volume weighted average trading price of Holdings Common Stock on the NASDAQ exceeds $10.00 for a period of 20 trading days.

In connection with the foregoing, (i) Partners may acquire up to 658,400 shares of Holdings Common Stock within 60 days upon the conversion of Senior Secured Convertible PIK Toggle Notes into shares of Holdings Common Stock; (ii) Mr. Lampert may acquire up to 3,341,600 shares of Holdings Common Stock within 60 days upon the conversion of Senior Secured Convertible PIK Toggle Notes into shares of Holdings Common Stock; (iii) Partners may acquire up to 6,231,180 shares of Holdings Common Stock within 60 days upon the conversion of Senior Unsecured Convertible PIK Toggle Notes into shares of Holdings Common Stock; and (iv) Mr. Lampert may acquire up to 16,285,980 shares of Holdings Common Stock within 60 days upon the conversion of Senior Unsecured Convertible PIK Toggle Notes into shares of Holdings Common Stock. The Senior Unsecured Convertible PIK Toggle Notes will mature on December 15, 2019. The Senior Secured Convertible PIK Toggle Notes will mature on October 15, 2019.

Mr. Lampert and Partners received the Senior Unsecured Convertible PIK Toggle Notes and the Senior Secured Convertible PIK Toggle Notes in exchange for tendering all of their 2019 Notes and 2018 Notes, respectively, and no cash consideration was paid by either Mr. Lampert or Partners in connection with the receipt of such Senior Unsecured Convertible PIK Toggle Notes and Senior Secured Convertible PIK Toggle Notes.

The foregoing description of the Senior Secured Convertible PIK Toggle Notes and the Senior Unsecured Convertible PIK Toggle Notes does not purport to be complete and is qualified in its entirety by reference to that certain Indenture pursuant to which Holdings issued the Senior Secured Convertible PIK Toggle Notes (attaching the form of note for the Senior Secured Convertible PIK Toggle Notes), filed as Exhibit 99.56 hereto and incorporated by reference herein, and that certain Indenture pursuant to which Holdings issued the Senior Unsecured Convertible PIK Toggle Notes (attaching the form of note for the Senior Unsecured Convertible PIK Toggle Notes), filed as Exhibit 99.57 hereto and incorporated by reference herein.

In connection with the consummation of the Exchange Offers, Holdings and the other parties thereto entered into that certain Fourth Amendment (the “Fourth Second Lien Amendment”) to the Amended Second Lien Credit Agreement, among the Second Lien Borrowers, the lenders party thereto, and JPP, as administrative agent and collateral administrator. The Fourth Second Lien Amendment provides that interest on the $300.00 million principal amount term loan (the “Second Lien Term Loan”) outstanding under the Amended Second Lien Credit Agreement may, at the option of the Second Lien Borrowers, be paid by increasing the principal amount of the Second Lien Term Loan, and that Holdings’ obligations with respect to such Second Lien Term Loan (i) may be converted into shares of Holdings Common Stock at the option of JPP at a conversion rate of 200 shares of Holdings Common Stock per $1,000 in principal amount of indebtedness outstanding under the Second Lien Term Loan (subject to adjustment as set forth in the Fourth Second Lien Amendment) (the “Term Loan Conversion Price”) and (ii) are mandatorily convertible into Holdings Common Stock at the option of Holdings at the Term Loan Conversion Price within 30 days following the end of any period of 30 consecutive trading days, ending on or after July 2, 2018, during which the volume weighted average trading price of Holdings Common Stock on the NASDAQ exceeds $10.00 for a period of 20 trading days.

In connection with the foregoing, (i) JPP II may acquire up to 18,813,200 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock; and (ii) JPP may acquire up to 41,186,800 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock. The maturity date for the Second Lien Term Loan is July 20, 2020, and the Second Lien Term Loan will not amortize. No cash consideration was paid by either JPP or JPP II in connection with the Fourth Second Lien Amendment in additional to the then outstanding amounts the Second Lien Term Loan.

The foregoing description of the Fourth Second Lien Amendment does not purport to be complete and is qualified in its entirety by reference to the Fourth Second Lien Amendment, filed as Exhibit 99.58 hereto and incorporated by reference herein.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“The description of the Mezzanine Loan in the Schedule 13D, as amended, does not purport to be complete and is qualified in its entirety by reference to the Mezzanine Loan Agreement, filed as Exhibit 99.59 hereto and incorporated by reference herein.

In connection with the completion of the Exchange Offers, certain of the Reporting Persons also consented to the adoption of amendments to the indenture governing the 2018 Notes to eliminate substantially all of the restrictive covenants and certain events of default in such indenture, and make the liens securing senior second lien obligations, including the newly issued Senior Secured Convertible PIK Toggle Notes and obligations under the second lien credit agreement described below, effectively senior to the liens securing junior second lien obligations, including the 2018 Notes.

On March 21, 2018, Holdings, through the Borrowers, entered into a fifth amendment (the “Fifth Amendment”) and a sixth amendment (the “Sixth Amendment”) to the Credit Agreement, pursuant to which the Borrowers borrowed a $125 million “first-in, last-out” term loan (the “FILO Loan”) from various initial lenders, which include, among others, JPP and JPP II (collectively, the “FILO Initial Lenders”), and made certain other changes to the Credit Agreement.

The FILO Loan matures on July 20, 2020. The FILO Loan bears interest at a rate per annum equal to the Eurodollar Rate plus a margin of 8.50% (subject to a floor of 1.50%) (or a base rate plus a margin of 7.50%). The Borrowers are required to pay an early repayment premium of the greater of a make-whole through eight months and 3.00% in the event the FILO Loan is repaid within the first year, and 2.00% in the event the FILO Loan is repaid within the second year. The FILO Loan is guaranteed by the same guarantors and secured by the same assets as the existing loans under the Credit Agreement, but ranks junior in right of recovery from the collateral relative to such existing loans. Holdings paid a fee of 2.25% of the FILO Loan to the FILO Initial Lenders.

The foregoing description of the FILO Loan does not purport to be complete and is qualified in its entirety by reference to both the Fifth Amendment, filed as Exhibit 99.60 hereto and incorporated by reference herein, and the Sixth Amendment, filed as Exhibit 99.61 hereto and incorporated by reference herein.

The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of March 23, 2018, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	150,405,164	(1)(2)	73.2	% (3)	50,703,759	(2)	0	50,703,759	(2)	99,701,405	(1)
JPP II, LLC	60,000,000	(4)(5)	35.7	% (6)	18,813,200	(4)	0	18,813,200	(4)	41,186,800	(5)
SPE I Partners, LP	150,124		0.1%		150,124		0	150,124		0
SPE Master I, LP	193,341		0.2%		193,341		0	193,341		0
RBS Partners, L.P.	150,748,629	(1)(7)	73.3	% (3)	51,047,224	(7)	0	51,047,224	(7)	99,701,405	(1)
ESL Investments, Inc.	150,748,629	(1)(7)	73.3	% (3)	51,047,224	(7)	0	51,047,224	(7)	99,701,405	(1)
JPP, LLC	41,186,800	(5)	27.6	% (8)	41,186,800	(5)	0	0		41,186,800	(5)
Edward S. Lampert	150,748,629	(1)(7)	73.3	% (3)	150,748,629	(1)(7)	0	51,047,224	(7)	99,701,405	(1)

(1)	This number includes 32,558,337 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II.
(3)

This is based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, the 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, the 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, the 3,341,600 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and the 16,285,980 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP and is also the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(4)	This number includes 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(5)	This number includes 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(6)	This is based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(7)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 658,400 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,231,180 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 18,813,200 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(8)	This is based upon 107,957,410 shares of Holdings Common Stock outstanding as of March 16, 2018, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended February 3, 2018, that was filed by Holdings with the SEC on March 23, 2018, and 41,186,800 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(c)	Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (incorporated herein by reference to Exhibit 99.37 to the Amendment to Schedule 13D filed on May 24, 2017).

99.38	Amendment to Amended and Restated Loan Agreement, dated as of July 3, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.38 to the Amendment to Schedule 13D filed on July 10, 2017).

99.39	First Amendment to Second Lien Credit Agreement (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).

99.40	Line of Credit Loan Proposal to JPP, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.40 to the Amendment to Schedule 13D filed on July 17, 2017).

99.41	Line of Credit Loan Proposal to JPP II, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.41 to the Amendment to Schedule 13D filed on July 17, 2017).

99.42	Line of Credit Lender Joinder Agreement, dated as of July 13, 2017, by and among JPP, LLC, and JPP II, LLC, Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, and JPP, LLC, in its capacity as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 99.42 to the Amendment to Schedule 13D filed on July 17, 2017).

99.43	Second Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 1, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2017).

99.44	Form of Assignment and Acceptance Agreement (incorporated herein by reference to Exhibit 99.44 to the Amendment to Schedule 13D filed on August 3, 2017).

99.45	Third Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 9, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2017).

99.46	Amended and Restated Loan Agreement, dated as of October 4, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2017).

99.47	Second Amended and Restated Loan Agreement, dated as of October 18, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2017).

99.48	Amendment to Second Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.49	Second Amendment to Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Sears Development Co., Innovel Solutions Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, collectively as borrower, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. collectively as initial lenders (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.50	Term Loan Credit Agreement, dated as of January 4, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto from time to time, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.51	Second Amendment to Second Lien Credit Agreement, dated as of January 9, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the guarantors party thereto, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.52	Amendment to Term Loan Credit Agreement, dated as of January 29, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders and other entities party thereto, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2018).

99.53	Third Amendment to Second Lien Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.54	Third Amendment to Term Loan Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.55	Second Amendment to Second Amended and Restated Loan Agreement, dated as of March 8, 2018, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2018).

99.56	Indenture, dated as of March 20, 2018, by and among Sears Holdings Corporation, the guarantors party thereto and Computershare Trust Company, N.A., as trustee (attaching form of 6 5/8% Senior Secured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.2 and 4.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.57	Second Supplemental Indenture, dated as of March 20, 2018, by and between Sears Holdings Corporation, as obligor, and Computershare Trust Company, N.A., as trustee (attaching form of 8% Senior Unsecured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.4 and 4.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.58	Fourth Amendment to the Second Lien Credit Agreement, dated as of March 20, 2018, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.59	Mezzanine Loan Agreement, dated as of March 14, 2018, among SRC Sparrow 2, LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.92 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.60	Fifth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.4 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.61	Sixth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.62	Joint Filing Agreement (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2018	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

JPP II, LLC

By: ESL Partners, L.P., as its sole member

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

JPP, LLC

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Sole Member

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. The director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor, Florida 33154. Each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States
Robert Breyer	Chief Compliance Officer	United States
Harold Talisman	Chief Financial Officer	United States
Kunal Kamlani	President	United States

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Share

Edward S. Lampert	03/20/2018	Acquisition from Holdings of 6 5/8% Senior Secured Convertible PIK Toggle Notes (1)	3,341,600 (2)	(1)

ESL Partners, L.P.	03/20/2018	Acquisition from Holdings of 6 5/8% Senior Secured Convertible PIK Toggle Notes (1)	658,400 (2)	(1)

Edward S. Lampert	03/20/2018	Acquisition from Holdings of 8% Senior Unsecured Convertible PIK Toggle Notes (3)	16,285,980 (4)	(3)

ESL Partners, L.P.	03/20/2018	Acquisition from Holdings of 8% Senior Unsecured Convertible PIK Toggle Notes (3)	6,231,180 (4)	(3)

JPP, LLC	03/20/2018	Amendment to Second Lien Term Loan (5)	41,186,800 (6)	(5)

JPP II, LLC	03/20/2018	Amendment to Second Lien Term Loan (5)	18,813,200 (6)	(5)

(1)	In exchange for each $1,000 principal amount of 6 5/8% Senior Secured Notes due 2018, Holdings issued a like principal amount of the 6 5/8% Senior Secured Convertible PIK Toggle Notes.
(2)	Represents the number of shares of Holdings Common Stock that may be acquired within 60 days upon the conversion of 6 5/8% Senior Secured Convertible PIK Toggle Notes into shares of Holdings Common Stock. The 6 5/8% Senior Secured Convertible PIK Toggle Notes are convertible at the option of an eligible holder into shares of Holdings Common Stock at the conversion price of 200 shares of Holdings Common Stock per $1,000 in principal amount of such notes, or $5.00 per share of Holdings Common Stock.
(3)	In exchange for each $1,000 principal amount of the 8% Senior Unsecured Notes due 2019, Holdings issued a like principal amount of 8% Senior Unsecured Convertible PIK Toggle Notes.
(4)	Represents number of shares of Holdings Common Stock that may be acquired within 60 days upon the conversion of 8% Senior Unsecured Convertible PIK Toggle Notes into shares of Holdings Common Stock. The 8% Senior Unsecured Convertible PIK Toggle Notes are convertible at the option of an eligible holder into shares of Holdings Common Stock at the conversion price of 120 shares of Holdings Common Stock per $1,000 in principal amount of such notes, or approximately $8.33 per share of Holdings Common Stock.
(5)	Holdings’ obligations with respect to the Second Lien Term Loan may be converted into shares of Holdings Common Stock at the option of an eligible holder at a conversion rate of 200 shares of Holdings Common Stock per $1,000 in principal amount of indebtedness outstanding under the Second Lien Term Loan (subject to adjustment).
(6)	Represents the number of shares of Holdings Common Stock that may be acquired within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock.